[CGSH Letterhead]

Writer's Direct Dial +1 212 225 2190
E-Mail: mvolkovitsch@cgsh.com

July 25, 2016

Via EDGAR

Kevin W. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:       Credit Suisse Group AG
            Form 20-F for the Fiscal Year Ended December 31, 2015

Filed March 24, 2016

File No. 001-15244

Dear Mr. Vaughn:

By letter dated July 19, 2016, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the Exchange Act filing of Credit Suisse Group AG (“Credit Suisse”) referenced above.

As discussed with Ms. Cara Lubit of the Staff on Friday, July 22, 2016, Credit Suisse requires additional time to collect and analyze the information required to respond to such comment letter. Accordingly, as agreed with Ms. Lubit, Credit Suisse will file its response via EDGAR on or before September 7, 2016.

We and our client very much appreciate the Staff’s accommodation and thank you for your understanding.

Should you require any additional information with regard to this matter, please do not hesitate to contact me at (212) 225-2190.

Very truly yours,

/s/ Michael J. Volkovitsch

Michael J. Volkovitsch

Senior Counsel